Exhibit 99.2

NOTICE TO READER

As per the News Release dated May 14, 2014 “Mountain Province Diamonds Files Gahcho Kué Project , 2014 Feasibility Study Report” (Exhibit 99.1), the full Feasibility Study Report has been attached as a PDF Courtesy Copy to this Exhibit 99.2.